Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2007

                              CONVERIUM HOLDING AG
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X    Form 40-F
                                 -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                   -----    -----

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

News release
Converium Holding Ltd, Zug

Zug, Switzerland - April 17, 2007 - Converium reports strong growth of 35% in April 1 open market treaty renewals at improved profitability.

Converium recorded a very successful April 1 renewal of open-market non-life treaties. The Company wrote and bound non-life contracts of USD 142 million, an increase of 35%. New and restructured business amounts to USD 52 million, while increases due to share or price increases resulted in a growth of USD 8 million. Business of USD 23 million was not renewed as it did not meet Converium's profitability standards.

This excellent result reflects Converium's success in regaining business and establishing new client relationships following the recent ratings upgrade by Standard & Poor's to "A-" ("strong"). The April 1 renewals primarily included business written in Asia-Pacific. Compared with last year the profitability of the renewed business has slightly improved even though overall market conditions have continued to soften. As anticipated, Converium has clearly benefited from access to more attractive business as a result of the ratings upgrade.

In addition to the open-market business, Converium agreed on the pricing for the medical malpractice insurance policies of the members of the Medical Defence Union (MDU) in the UK with whom the Company has a long-standing strategic alliance. Business from this key relationship is expected to reach USD 198 million in 2007. This brings the total of renewed business to USD 340 million, an increase of 25% compared with last year's April renewals. Overall, the April renewals account for roughly 15% of Converium's business that is expected to reach USD 2.2 billion in 2007.

Inga Beale, Chief Executive Officer: "I am very pleased with the April 1 renewals. The great results demonstrate that we deliver on our promises:
Converium has taken a powerful first step towards restoring its market position and improving profitability following the ratings upgrade."

Inga Beale continued: "We believe that the renewals are an unequivocal indication of our clients' desire to maintain and rebuild strong business relationships with Converium as a stand-alone entity. We are very encouraged by our clients' support."


Standard Property & Casualty Reinsurance: Dynamic expansion in Asia-Pacific and Latin America

In Asia-Pacific, Converium wrote and bound non-life business of USD 57 million, an increase of 15%. In the Japanese market, which accounts for two thirds of the renewed Asia-Pacific book of business, premium volume grew by 12%. This success was achieved despite a softening pricing environment and a continuing trend towards increasing retentions among direct insurers. In India, the Company's book of business almost doubled through the establishment of new client relationships in a very dynamic market environment. Converium's Latin American business also recorded strong growth of 21%, with USD 14 million written and bound. In the Middle East, Converium grew by 38%. Finally, in North America, Converium managed to win smaller property books of business.

Kobi Eugster, Executive Vice President for Standard Property & Casualty Reinsurance, comments: "These strong results clearly demonstrate how successful we are in restoring and expanding our position in the emerging insurance markets, one of Converium's core strategic areas."


Specialty Lines: Strong recovery following ratings upgrade and new business from Brazilian deal

In global Specialty Lines, another core area for Converium, the Company wrote and bound business of USD 52 million, an increase of 70% compared to last year's April renewals. Business expansion was particularly pronounced in the agribusiness and credit & surety lines of business, with increases of 305% (from USD 3 to 13 million) and 212% (from 3 to 8 million), respectively. The strong growth in agribusiness reflects Converium's success in further expanding an innovative insurance program in the Brazilian market targeted at local farmers and landowners.

The excellent renewal results in Standard Property & Casualty and Specialty Lines are testament to the Company's strong franchise which was successfully maintained after the downgrades in 2004 and now, as anticipated, proves to be a promising basis for significant profitable growth going forward.

Benjamin Gentsch, Executive Vice President for Specialty Lines and Life & Health
Reinsurance: "I am very pleased with this year's April renewals. We have taken a first important step towards returning Converium to a leading specialty reinsurer."


Reiteration of overall premium target for 2007

Following  the  results  of  the  April  renewals,   Converium   reiterates  its
expectation of writing gross premiums for the 2007 calendar year of USD 2.2 billion, including Life & Health business. The Company also re-affirms its commitment to adhere to strict underwriting standards in order to achieve its core target of growing the book of business at an improved profitability.


Enquiries

Beat W. Werder                                  Marco Circelli
Head of Public Relations                        Head of Investor Relations
beat.werder@converium.com                       marco.circelli@converium.com

Phone:     +41 (0) 44 639 90 22                 Phone:      +41 (0) 44 639 91 31
Fax:       +41 (0) 44 639 70 22                 Fax:        +41 (0) 44 639 71 31


Dr. Kai-Uwe Schanz Inken Ehrich
Chief Communication & Corporate Development     Investor Relations Specialist
Officer
kai-uwe.schanz@converium.com                    inken.ehrich@converium.com

Phone:     +41 (0) 44 639 90 35                 Phone:      +41 (0) 44 639 90 94
Fax:       +41 (0) 44 639 70 35                 Fax:        +41 (0) 44 639 70 94

About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.


Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether SCOR S.A. is successful in its unsolicited tender offer, our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG


                                        By: /s/ Inga Beale
                                            --------------
                                            Name:  Inga Beale
                                            Title: CEO


                                        By: /s/ Christian Felderer
                                            ----------------------
                                            Name:  Christian Felderer
                                            Title: General Legal Counsel


Date: April 18, 2007